EXHIBIT 99.15
Media Release

20 July 2022
Government of Guinea, Winning Consortium Simandou and Rio Tinto Simfer incorporate La Compagnie du TransGuinéen (CTG) to co-develop the rail and port infrastructure for the Simandou iron ore project

•Joint venture company incorporated in line with Framework Agreement signed on March 25, 2022, to facilitate investment decisions for co-financing and co-development of Simandou project infrastructures
•Partners have committed to internationally recognised ESG standards

MELBOURNE, Australia--(BUSINESS WIRE)-- The government of the Republic of Guinea, Winning Consortium Simandou (WCS) and Rio Tinto Simfer today incorporated the La Compagnie du TransGuinéen (The TransGuinean Company) to further progress plans to co-develop the multi-purpose and multi-user infrastructure for the Simandou iron ore project.

The joint venture incorporation is a significant milestone in implementation of the framework agreement signed among the parties on 25 March 2022. It has been fully registered and established in Guinea and is intended, following negotiation of definitive tripartite entity arrangements, the company will be the central structure for the co-development of the rail and the port components of the Simandou iron ore development project.

Following the incorporation of the joint venture, the parties will now work on next steps including shareholding agreement, finalising cost estimates and funding, and securing all necessary approvals and other permits and agreements required to progress the co-development of infrastructures.

WCS and Rio Tinto Simfer are committed to co-develop the rail and port infrastructures in line with internationally recognised environmental, social and governance standards. This milestone paves the way to progress the shareholder agreement, and secure necessary financing to construct a strategic corridor with more than 600 kilometres of rail infrastructures extending from south to south-west of the Republic of Guinea, as well as port infrastructure in the Forécariah prefecture in Maritime Guinea.

The infrastructure constitutes the backbone of the Simandou project, that presents a significant opportunity for the economic growth of the Republic of Guinea, in addition to the mining activities it will support.

Sun Xiushun, Chairman of the Winning Consortium said: “We are extremely grateful to our joint venture partners, the Guinean government and Rio Tinto Simfer for the spirit of cooperation they have shown in achieving this major milestone. The creation of La Compagnie du TransGuinéen is a positive step and builds a solid foundation for the realisation of the Simandou project. More importantly, it shows that WCS respects its commitments in a concrete way: to build and develop Guinea, and to significantly contribute to strengthening the country’s economy. WCS welcomes today's signing and thanks all its partners on the ground, particularly our Guinean employees and surrounding communities without whom all this would not have been possible."

Rio Tinto Executive Committee member in charge of the Simandou project and Copper Chief Executive Bold Baatar said: “The incorporation of La Compagnie du TransGuinéen with our partners underscores the importance of the Simandou resource in today's decarbonising world, and its development will complement Rio Tinto's strong iron ore portfolio. It is also a very important moment for Guinea and for Guineans, for whom the project's southern infrastructure corridor has the potential to bring significant benefits for regional economic development by leveraging international project and ESG standards. We are most grateful to the government of Guinea and WCS for their collaboration and look forward to making the promise of Simandou a reality”.

Djiba Diakité, Chairman of the Strategic Committee of the Simandou project and Minister Director of the Office of the Presidency of the Republic, said: “Under the leadership of the Head of State, Colonel Mamadi Doumbouya, the Republic of Guinea reassures the partners, and the world of its firm will to develop the Simandou project in the best interests of the people of Guinea, and all partners. Guinea's mineral resources belong without exception to all of its daughters and sons and therefore nothing will be done to their detriment. Our country remains open to all responsible and serious mining investment that will help support the sustainable development of our economy and, in turn, is committed to maintaining a stable and calm business climate.”

WCS and Rio Tinto Simfer, the holders of blocks 1-2 and 3-4 respectively, are fully engaged with all stakeholders at national and local level to transform the iron ore potential of the Simandou mountain range into a sustainable source of wealth for the people of Guinea for generations to come.

Notes to editors:

•Shareholding of La Compagnie du TransGuinéen will be split between development partners Simfer Jersey Ltd. and WCS each receiving a 42.5% equity share and the Government of Guinea taking a 15% free carry equity stake
•WCS is a consortium of Singaporean company, Winning International Group (45%), Weiqiao Aluminium (part of the China Hongqiao Group) (35%) and United Mining Suppliers International (20%). WCS is the holder of Simandou North block 1-2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure.
•The Simfer joint venture comprises Simfer S.A., the holder of Simandou South Blocks 3 & 4, which is owned by the Government of Guinea (15%) and Simfer Jersey Limited (85%). In turn, Simfer Jersey Limited, is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings (CIOH) (47%) – a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (CRCC) (2.5%) and China Harbour Engineering Company (CHEC) (2.5%).

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Category: Simandou

Source: Rio Tinto